UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-2024

Mingteng International Corporation Inc.

(Exact name of registrant as specified in its charter)

Lvhua Village, Luoshe Town,

Huishan District, Wuxi

Jiangsu Province, China 214189

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 22, 2025, Mingteng International Corporation Inc. (the “Company”) issued a press release announcing that the Company’s wholly-owned subsidiary, Wuxi Mingteng Mould Technology Co., Ltd., has signed a technology development entrustment agreement with Jilin University to collaborate on the development of a new hot-work die steel for die-casting molds.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated July 22, 2025 titled: Mingteng International’s Subsidiary and Jilin University Collaborate to Develop Hot-Work Die Steel for Die-Casting Molds Targeting 80,000-Cycle Lifespan and 40% Cost Reduction

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mingteng International Corporation Inc.

Date: July 22, 2025	By:	/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer

2